                                              Filed pursuant to Rule 424b5
                                              File No. 33-57533

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED FEBRUARY 24, 1995)
                                  $450,000,000
                           NATIONSBANK(Register mark)
                        7 1/4%  SUBORDINATED NOTES, DUE 2025
     Interest on the 7 1/4% Subordinated Notes, due 2025 (the "Notes") will be payable by NationsBank Corporation ("NationsBank" or the "Corporation") semiannually on April 15 and October 15, commencing April 15, 1996. The Notes will mature on October 15, 2025 and are not redeemable prior to maturity. The Notes are subordinated in right of payment to all existing or future Senior Indebtedness (as defined herein) of the Corporation. The Notes will not be listed on a securities exchange.
     The Notes will be issued in book-entry only form and will be represented by one or more global securities (the "Global Notes") registered in the name of The Depository Trust Company, as depositary ("DTC"), or its nominee. Except as described herein, the Notes will not be issued in definitive form. The Notes will be available for purchase in denominations of $1,000 and integral multiples thereof. Settlement of the Notes will be made in immediately available funds. So long as the Notes are represented by Global Notes registered in the name of DTC, the Notes will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in the Notes will therefore settle in immediately available funds.
THESE SECURITIES ARE NOT SAVINGS ACCOUNTS OR DEPOSITS, ARE NOT OBLIGATIONS OF
   OR GUARANTEED BY ANY BANKING OR NONBANKING AFFILIATE OF THE CORPORATION,
     ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY
       OTHER GOVERNMENT AGENCY, AND INVOLVE  INVESTMENT RISKS,
              INCLUDING POSSIBLE LOSS OF PRINCIPAL.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION, THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH
    CAROLINA (THE "COMMISSIONER") OR ANY STATE SECURITIES COMMISSION NOR
     HAS THE SECURITIES AND EXCHANGE COMMISSION, THE COMMISSIONER OR ANY
       STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
        OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.
[CAPTION]

                                                             PRICE TO                  UNDERWRITING
                                                            PUBLIC (1)                 DISCOUNT (2)
Per Note..........................................           98.531%                      .875%
Total.............................................         $443,389,500                 $3,937,500
                                                           PROCEEDS TO
                                                     THE CORPORATION (1) (3)
Per Note..........................................           97.656%
Total.............................................         $439,452,000

(1) Plus accrued interest, if any, from October 23, 1995.
(2) The Corporation has agreed to indemnify the Underwriters named herein against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Corporation estimated to be $200,000.
     The Notes are offered by the Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to reject any order in whole or in part. It is expected that delivery of the Notes will be made through the facilities of DTC on October 23, 1995.
NATIONSBANC CAPITAL MARKETS, INC.
              BEAR, STEARNS & CO. INC.
                              LEHMAN BROTHERS
                                          MERRILL LYNCH & CO.
                                                        MORGAN STANLEY & CO.
                                                           INCORPORATED

          The date of this Prospectus Supplement is October 17, 1995.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                            DESCRIPTION OF THE NOTES
     The information herein concerning the Notes should be read in conjunction with the statements under "Description of Debt Securities" in the accompanying Prospectus.
GENERAL
     The Notes will be issued in the aggregate principal amount of $450,000,000 under an Indenture dated as of January 1, 1995 between the Corporation and The Bank of New York, Trustee (the "Indenture") as set forth in the Prospectus. The Notes will be available for purchase in denominations of $1,000 and integral multiples thereof. The Notes constitute a single series of debt securities under the Indenture, unsecured, subordinate and junior in right of payment to all Senior Indebtedness (as defined herein) of the Corporation. There is no right of acceleration of the payment of principal of the Notes upon a default in the terms of such indebtedness. The Notes will bear interest from October 23, 1995 at the annual rate specified on the cover page of this Prospectus Supplement. Interest on the Notes will be payable semiannually in arrears on each April 15 and October 15, commencing April 15, 1996.
     If any interest payment date falls on a day that is not a Business Day, payment of such interest may be made on the next succeeding Business Day. If the maturity date of the Notes falls on a day that is not a Business Day, the payment of principal will be made on the next succeeding Business Day as if it were made on the date such payment was due and no interest will accrue for the period after the stated maturity date. The term "Business Day" with respect to any Notes means any day other than a Saturday or Sunday that is not a day on which banking institutions in New York, New York, Atlanta, Georgia, or Charlotte, North Carolina are authorized or required by law or regulation to be closed. Initially, the Corporation will make payments of principal and interest at the office of NationsBank of Georgia, National Association, 600 Peachtree Street, Suite 900, Atlanta, Georgia 30308, as authenticating and paying agent. The Notes will mature on October 15, 2025 and are not redeemable prior to maturity. No sinking fund is provided for the Notes.
SETTLEMENT AND PAYMENT
     Settlement for the Notes will be made by the Underwriters in immediately available funds. So long as the Notes are represented by Global Notes, all payments of principal and interest will be made by the Corporation in immediately available funds.
     Secondary trading in notes and debentures of corporate issuers is generally settled in clearing house or next day funds. In contrast, so long as the Notes are represented by Global Notes registered in the name of DTC or its nominee, the Notes will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.
BOOK-ENTRY SYSTEM
     The Notes will be issued in book-entry form only and will be represented by one or more Global Notes registered in the name of Cede & Co., as nominee of DTC.
     Under the book-entry system of DTC, purchases of the Notes must be made by or through persons that have accounts with DTC ("Participants") or persons that may hold interests through Participants ("Indirect Participants"). Upon the issuance of a Global Note, DTC will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual Notes represented by such Global Note to the accounts of Participants as designated by the Underwriters. The ownership of beneficial interests in such
                                      S-2

Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC (with respect to interests of Participants) and the records of Participants (with respect to interests of Indirect Participants) and Indirect Participants. So long as DTC, or its nominee, is the registered holder of a Global Note, DTC or its nominee will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have the Notes registered in their names, will not receive or be entitled to receive physical delivery of such Notes in definitive form and will not be considered the owners or holders thereof under the applicable Indenture. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such transfer restrictions and such laws may impair the ability to own, transfer or pledge beneficial interests in a Global Note.
     DTC has advised the Corporation as follows: DTC is a limited-purpose trust company organized under New York law, a "banking organization" within the meaning of New York law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code as in effect in the State of New York and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities deposited by its Participants and to facilitate the clearance and settlement of securities transactions among Participants in such securities through electronic computerized book-entry changes in accounts of the Participants, thereby eliminating the need for physical movement of securities certificates. DTC's direct Participants include securities brokers and dealers (including the Underwriters), banks (including certain subsidiaries of the Corporation), trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) have ownership interests in DTC. DTC is owned by a number of its Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. (the "NASD"). Indirect access to DTC's book-entry system is also available to Indirect Participants, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.
     To facilitate subsequent transfers, all securities deposited with DTC are registered in the name of Cede & Co. The deposit of securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of securities deposited with it such as the Notes; DTC's records reflect only the identity of the Participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers. Conveyance of notices and other communications by DTC to Participants, by Participants to Indirect Participants, and by Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Neither DTC nor Cede & Co. will consent or vote with respect to securities held by DTC. Under its usual procedures, DTC mails an omnibus proxy to an issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Participants to whose accounts the securities are credited on the record date (identified in a listing attached to the omnibus proxy).
     DTC can act only on behalf of Participants, who in turn act on behalf of Indirect Participants. Owners of beneficial interests in a Global Note that are not Participants or Indirect Participants but desire to purchase, sell or otherwise transfer ownership of such interests may do so only through Participants and Indirect Participants. In addition, the ability of owners of beneficial interests in a Global Note to pledge such interests to persons or entities that do not participate in the DTC system may be limited due to the lack of certificates for the Notes. Currently, DTC may transmit and receive payments only in U.S. dollars.
     Except as otherwise provided herein, the holder of a Global Note shall be the only person entitled to receive payments with respect to the Notes represented by such Global Note. Accordingly, payments of principal of and any interest on individual Notes represented by a Global Note will be made only to DTC or its nominee, as the case may be, as the registered holder of the Global Note representing such Notes. DTC has advised the Corporation that it is DTC's practice to credit Participants' accounts on the payable date in accordance with their respective holdings with respect to a Global Note as shown on DTC's records, unless DTC has reason to believe that it will not receive payment on such date. Payments by Participants to beneficial owners are governed by standing instructions and customary practices, as is the case with securities held in "street
                                      S-3
name." Such instructions will be the responsibility of such Participant and not of DTC, the Underwriters or the Corporation, subject to any statutory or regulatory requirements as may be in effect from time to time. The Corporation will in every case be discharged by payment to, or to the order of, DTC or its nominee, as the holder of such Global Note, of the amount so paid. Each of the persons shown in the records of DTC or its nominee as an owner of a beneficial interest therein must look solely to DTC or its nominee, as the case may be, for its share of any such payment so made by the Corporation. Neither the Corporation, the trustee for the Notes, nor any Paying Agent, Security Registrar or Transfer Agent for the Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of owners of beneficial interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial interests.
     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of beneficial interests in Global Notes among its Participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time.
     If DTC is at any time unwilling, unable or ineligible to continue as a depositary and a successor depositary is not appointed by the Corporation within 90 days, the Corporation will issue registered Notes in definitive form in exchange for beneficial interests in each Global Note. In addition, the Corporation may at any time determine not to have the Notes represented by Global Notes and, in such event, will issue registered Notes in definitive form in exchange for beneficial interests in Global Notes. In any such instance, an owner of a beneficial interest in a Global Note will be entitled to physical delivery in definitive form of a Note or the Notes equal in principal amount to such beneficial interest and to have such Note or the Notes registered in its name. Any Notes so issued in definitive form will be issued in denominations of $1,000 or any integral multiple in excess thereof and will be issued in registered form only, without coupons.
                                      S-4

                                 CAPITALIZATION
     The following table sets forth the actual capitalization of NationsBank as of June 30, 1995 and as adjusted to give effect to (i) the issuance of the Notes offered hereby; (ii) the issuance on July 5, 1995 of the Corporation's Floating Rate Senior Notes, due 2000; (iii) the issuance on July 18, 1995 of Main Place Funding Corporation's Mortgage-Backed Bonds, Series 1995-1, due 1998; (iv) the issuance on August 8, 1995 of the NationsBank Credit Card Master Trust Asset-Backed Certificates Series 1995-1; (v) the issuance on August 10, 1995 of the Corporation's Floating Rate Senior Notes, due 2001; (vi) the issuance on September 5, 1995 of the Corporation's 7 3/4% Subordinated Notes, due 2015;
(vii) the issuance of certain of the Corporation's banking subsidiaries' notes during the period beginning July 1, 1995 through the date of this Prospectus Supplement; (viii) the issuance of the Corporation's medium-term notes during the period beginning July 1, 1995 through the date of this Prospectus Supplement; and (ix) the maturity of certain of the Corporation's medium-term notes during the period beginning July 1, 1995 through the date of this Prospectus Supplement.

LONG-TERM                                                                                 NATIONSBANK ACTUAL    AS ADJUSTED
SENIOR DEBT:                                                                                    (AMOUNTS IN MILLIONS)
  NationsBank Corporation (parent):
  5 3/8% notes, due 1995...............................................................        $    400           $   400
  Floating rate medium-term notes, due 1995 through 2002...............................           2,565             2,786
  4.36 to 8.20% medium-term notes, due 1995 through 2001...............................             582               481
  4 3/4% notes, due 1996...............................................................             400               400
  8 1/2% notes, due 1996...............................................................             150               150
  5.51% ESOP secured notes, due 1996-1999..............................................             125               125
  7 1/2% notes, due 1997...............................................................             250               250
  5 1/8% notes, due 1998...............................................................             300               300
  6 5/8% notes, due 1998...............................................................             399               399
  Floating rate notes, due 1998........................................................             300               300
  5 3/8% notes, due 2000...............................................................             397               397
  Floating rate notes, due 2000........................................................              --               500
  Floating rate notes, due 2001........................................................             100               200
  9 1/4% unsecured notes, due 2006.....................................................             124               124
  Other senior notes...................................................................              45                45
                                                                                                  6,137             6,857
  Banking subsidiaries: (1)
  Floating rate collateralized financing, due 1995-1996................................             321               321
  7.70% mortgage note, due 1996........................................................             334               334
  Bank notes with maturities greater than one year, due 1996-2000......................              --             1,640
  Floating rate mortgage-backed bonds, due 1998........................................              --             1,500
  Asset-backed certificates............................................................              --             1,133
  Other senior notes...................................................................              88                88
                                                                                                    743             5,016
    Total senior debt..................................................................           6,880            11,873
SUBORDINATED DEBT:
  NationsBank Corporation (parent):
  9 3/8% notes, due 1997...............................................................              80                80
  9 3/4% notes, due 1999...............................................................             100               100
  10 1/2% notes, due 1999..............................................................             300               300
  9 1/8% notes, due 2001...............................................................             299               299
  8 1/8% notes, due 2002...............................................................             349               349
  6.20% medium-term notes, due 2003....................................................              75                75
  6 1/2% notes, due 2003...............................................................             600               600
  7 3/4% notes, due 2004...............................................................             299               299
  6 7/8% notes, due 2005...............................................................             399               399
  7 5/8% notes, due 2005...............................................................             296               296
  7.00 to 7.20% medium-term notes, due 2005 through 2010...............................              --               105
  9 3/8% notes, due 2009...............................................................             397               397
  7 3/4% notes, due 2015...............................................................              --               350
  10.20% notes, due 2015...............................................................             200               200
  8.57% medium-term notes, due 2024, putable 2004......................................             100               100
  7 1/4% notes, due 2025...............................................................              --               443
  Other subordinated notes.............................................................              10                10
                                                                                                  3,504             4,402
  Banking subsidiaries: (1)
  9 1/2% notes, due 2004...............................................................             301               301
  Floating rate notes, due 2019, putable 1999..........................................               8                 8
                                                                                                    309               309
    Total subordinated debt............................................................           3,813             4,711
    Total long-term debt...............................................................          10,693            16,584

                                      S-5

SHAREHOLDERS' EQUITY
Preferred stock, authorized -- 45,000,000 shares; ESOP Convertible, Series C, issued --
  2,553,552............................................................................             109               109
Common stock, authorized -- 800,000,000 shares; issued -- 269,812,113 (2)..............           4,373             4,373
Retained earnings......................................................................           7,083             7,083
Other, including loan to ESOP trust....................................................             (61)              (61)
    Total shareholders' equity.........................................................          11,504            11,504
                                                                                               $ 22,197           $28,088

(1) These obligations are direct obligations of certain of the subsidiaries of NationsBank and, as such, constitute claims against such subsidiaries prior to the Corporation's equity interest therein.
(2) As of June 30, 1995, (a) 13.7 million shares of Common Stock were reserved for issuance under various employee benefit plans of the Corporation and upon the conversion of the ESOP Convertible Preferred Stock, Series C, (b)
    2.8 million shares of Common Stock were reserved for issuance under the Corporation's Dividend Reinvestment and Stock Purchase Plan and (c) 4.5 million shares of Common Stock were reserved for issuance in connection with the pending acquisition of Intercontinental Bank. Since that date, approximately 30.2 million additional shares have been reserved for issuance in connection with other pending acquisitions. In addition, the Board of Directors has authorized the repurchase in the open market from time to time of Common Stock representing the number of shares of Common Stock the Corporation intends to issue for its Dividend Reinvestment and Stock Purchase Plan and other employee benefit plans, acquisitions and other purposes.
    As of June 30, 1995, the Corporation had $2.5 billion of commercial paper and other short-term notes payable outstanding. During the six months ended June 30, 1995, the amount of commercial paper and other short-term notes payable outstanding averaged $2.6 billion and ranged from a high of $2.8 billion to a low of $2.3 billion. At June 30, 1995, the Corporation had unused lines of credit aggregating $1.5 billion, principally to support commercial paper borrowings.
                      RATIOS OF EARNINGS TO FIXED CHARGES
    The following are the consolidated ratios of earnings to fixed charges for the six months ended June 30, 1995 and for each of the years in the five-year period ended December 31, 1994:

                                                                           SIX MONTHS
                                                                             ENDED
                                                                         JUNE 30, 1995     1994    1993    1992    1991    1990
Ratio of Earnings to Fixed Charges:
  Excluding interest on deposits......................................         1.6         1.9     2.3     2.4     1.1     1.3
  Including interest on deposits......................................         1.4         1.5     1.5     1.4     1.0     1.1

                          RECENT FINANCIAL INFORMATION
    Third quarter 1995 net income for NationsBank was $530 million, a 23% increase over third quarter 1994 net income of $431 million. Earnings per common share for the third quarter of 1995 increased 26% to $1.95 per common share compared to $1.55 per common share in the third quarter of 1994.
    Net income for the first nine months of 1995 rose 12% to $1.44 billion, or $5.26 per common share, as compared to net income of $1.29 billion, or $4.66 per common share, in the first nine months of 1994.
    Taxable-equivalent net interest income of $1.42 billion increased 7% in the third quarter of 1995 compared to $1.33 billion in the same period of 1994.
    Noninterest income in the third quarter of 1995 was $776 million, or 20% higher than $649 million in the comparable 1994 quarter.
    Third quarter noninterest expense was $1.25 billion compared to third quarter 1994 noninterest expense of $1.23 billion.
    The provision for credit losses increased to $100 million in the third quarter of 1995 from $70 million in the third quarter of 1994.
    Net charge-offs were $99 million in the third quarter of 1995, or .35% of average net loans, leases and factored accounts receivable, compared to $64 million, or .27% of average levels, in the third quarter of 1994. The allowance for credit losses was $2.2 billion at September 30, 1995, or 1.89% of net loans, leases and factored accounts receivable. The allowance represented 256% of nonperforming loans at September 30, 1995.
    Total nonperforming assets were $1.04 billion on September 30, 1995 or .90% of net loans, leases, factored accounts receivable and other real estate owned.
    Average loans and leases were $111.5 billion in the third quarter of 1995, a 16% increase compared to the third quarter of 1994.
    Average deposits were $98.7 billion in the third quarter of 1995 compared to $94.7 billion in the same period in 1994.
    Average earning assets were $168.5 billion for the third quarter of 1995, of which net loans and leases were $111.5 billion and securities were $26.0 billion, as compared to average earning assets of $149.5 billion for the third quarter of 1994.
    Total shareholders' equity was $11.9 billion at September 30, 1995, or 6.56% of total assets. Return on average common shareholders' equity was 18.3% in the third quarter of 1995 compared to 16.0% in the third quarter of 1994.
    At September 30, 1995, the Corporation's Tier 1 and total risk-based capital ratios were 7.16% and 11.23%, respectively. The Corporation's leverage ratio was 5.96% at September 30, 1995.
                                      S-7

                            SELECTED FINANCIAL DATA
    The following selected financial data for the five years ended December 31, 1994 are derived from financial statements of the Corporation audited by Price Waterhouse LLP, independent accountants. The financial data for the six months ended June 30, 1995 and 1994 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting only of normal recurring accruals, that the Corporation considers necessary for a fair presentation of its financial position and the results of its operations as of such dates and for such periods. Results for the six months ended June 30, 1995 are not neccessarily indicative of the results that might be expected for any other interim period or for the year as a whole.

                                                                  SIX MONTHS                       YEAR ENDED
                                                                ENDED JUNE 30,                    DECEMBER 31,
                                                                1995       1994       1994       1993       1992       1991
                                                               (AMOUNTS IN MILLIONS EXCEPT PER SHARE INFORMATION AND RATIOS)
Income statement:
  Income from earning assets................................. $  6,461   $  4,910   $ 10,529   $  8,327   $  7,780   $  9,398
  Interest expense...........................................    3,818      2,305      5,318      3,690      3,682      5,599
  Net interest income........................................    2,643      2,605      5,211      4,637      4,098      3,799
  Provision for credit losses................................      140        170        310        430        715      1,582
  Gains (losses) on sales of securities......................        5         19        (13)        84        249        454
  Noninterest income.........................................    1,456      1,309      2,597      2,101      1,913      1,742
  Restructuring expense......................................       --         --         --         30         --        330
  Noninterest expense........................................    2,579      2,449      4,930      4,371      4,149      3,974
  Income before income taxes and effect of change in method
    of accounting for income taxes...........................    1,385      1,314      2,555      1,991      1,396        109
  Income tax expense (benefit)...............................      475        460        865        690        251        (93)
  Income before effect of change in method of accounting for
    income taxes.............................................      910        854      1,690      1,301      1,145        202
  Effect of change in method of accounting for income
    taxes....................................................       --         --         --        200         --         --
  Net income.................................................      910        854      1,690      1,501      1,145        202
  Net income applicable to common shareholders...............      906        849      1,680      1,491      1,121        171
Per common share:
  Earnings before effect of change in method of accounting
    for income taxes.........................................     3.31       3.10       6.12       5.00       4.60        .76
  Earnings...................................................     3.31       3.10       6.12       5.78       4.60        .76
  Cash dividends paid........................................     1.00        .92       1.88       1.64       1.51       1.48
  Shareholders' equity (period-end)..........................    42.49      37.77      39.70      36.39      30.80      27.03
Balance sheet (period-end):
  Total assets...............................................  184,188    164,398    169,604    157,686    118,059    110,319
  Loans, leases and factored accounts receivable, net of
    unearned income..........................................  110,923     95,678    103,371     92,007     72,714     69,108
  Total deposits.............................................  100,606     92,244    100,470     91,113     82,727     88,075
  Long-term debt and obligations under capital leases........   10,716      7,660      8,488      8,352      3,066      2,876
  Common shareholders' equity................................   11,465     10,443     10,976      9,859      7,793      6,252
  Total shareholders' equity.................................   11,504     10,473     11,011      9,979      7,814      6,518
Weighted average common shares outstanding (in thousands)....  274,053    273,492    274,656    257,969    243,748    226,305
Performance ratios:
  Return on average assets...................................      .99%      1.07%      1.02%       .97%(1)     1.00%      .17%
  Return on average common shareholders' equity..............    16.36      16.93      16.10      15.00(1)    15.83      2.70
Risk-based capital ratios:
  Tier 1.....................................................     7.03       7.63       7.43       7.41       7.54       6.38
  Total......................................................    10.90      11.57      11.47      11.73      11.52      10.30
Leverage ratio...............................................     5.65       6.38       6.18       6.00       6.16       5.07
Total equity to total assets.................................     6.25       6.37       6.49       6.33       6.62       5.91
Asset quality ratios:
  Allowance for credit losses as a percentage of loans,
    leases and factored accounts receivable, net of unearned
    income...................................................     1.95       2.30       2.11       2.36       2.00       2.32
  Allowance for credit losses as a percentage of
    nonperforming loans (period-end).........................   239.09     234.48     273.07     193.38     103.11      81.82
  Net charge-offs as a percentage of average loans, leases
    and factored accounts receivable, net of unearned
    income...................................................      .31        .33        .33        .51       1.25       1.86
  Nonperforming assets as a percentage of net loans, leases, factored accounts receivable and other real estate owned
    (period-end).............................................      .99       1.48       1.10       1.92       2.72       4.01

                                                                 1990
                                                              <

Income statement:
  Income from earning assets.................................  $ 10,278
  Interest expense...........................................     6,670
  Net interest income........................................     3,608
  Provision for credit losses................................     1,025
  Gains (losses) on sales of securities......................        67
  Noninterest income.........................................     1,605
  Restructuring expense......................................        91
  Noninterest expense........................................     3,538
  Income before income taxes and effect of change in method
    of accounting for income taxes...........................       626
  Income tax expense (benefit)...............................        31
  Income before effect of change in method of accounting for
    income taxes.............................................       595
  Effect of change in method of accounting for income
    taxes....................................................        --
  Net income.................................................       595
  Net income applicable to common shareholders...............       559
Per common share:
  Earnings before effect of change in method of accounting
    for income taxes.........................................      2.61
  Earnings...................................................      2.61
  Cash dividends paid........................................      1.42
  Shareholders' equity (period-end)..........................     27.30
Balance sheet (period-end):
  Total assets...............................................   112,791
  Loans, leases and factored accounts receivable, net of
    unearned income..........................................    70,891
  Total deposits.............................................    89,065
  Long-term debt and obligations under capital leases........     2,766
  Common shareholders' equity................................     5,898
  Total shareholders' equity.................................     6,283
Weighted average common shares outstanding (in thousands)....   213,841
Performance ratios:
  Return on average assets...................................       .52%
  Return on average common shareholders' equity..............      9.56
Risk-based capital ratios:
  Tier 1.....................................................      5.79
  Total......................................................      9.58
Leverage ratio...............................................      4.83
Total equity to total assets.................................      5.57
Asset quality ratios:
  Allowance for credit losses as a percentage of loans,
    leases and factored accounts receivable, net of unearned
    income...................................................      1.86
  Allowance for credit losses as a percentage of
    nonperforming loans (period-end).........................    100.46
  Net charge-offs as a percentage of average loans, leases
    and factored accounts receivable, net of unearned
    income...................................................       .88
  Nonperforming assets as a percentage of net loans, leases, factored accounts receivable and other real estate owned
    (period-end).............................................      2.32

(1) In 1993, return on average assets and return on average common shareholders' equity after the tax benefit from the impact of adopting SFAS 109 (Accounting for Income Taxes) were 1.12% and 17.33%, respectively.
                                      S-8

                                  UNDERWRITING
    Subject to the terms and conditions set forth in an underwriting agreement dated October 17, 1995 (the "Underwriting Agreement") among the Corporation and the underwriters named therein (the "Underwriters"), the Corporation has agreed to sell to each of the Underwriters and each of the Underwriters has severally agreed to purchase the principal amount of the Notes set forth opposite its name below at the price set forth on the cover page of this Prospectus Supplement. The Underwriting Agreement provides that settlement will occur on October 23, 1995. The Underwriters are committed to purchase all the Notes offered hereby if any of the Notes are purchased.

                                                                                               PRINCIPAL
                                                                                               AMOUNT OF
                                        UNDERWRITER                                            THE NOTES
NationsBanc Capital Markets, Inc..........................................................    $ 90,000,000
Bear, Stearns & Co. Inc...................................................................      90,000,000
Lehman Brothers Inc.......................................................................      90,000,000
Merrill Lynch, Pierce, Fenner & Smith
              Incorporated................................................................      90,000,000
Morgan Stanley & Co. Incorporated.........................................................      90,000,000
          Total...........................................................................    $450,000,000

    The Underwriters have advised the Corporation that they propose initially to offer the Notes to the public at the Price to Public set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of .50% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a discount not in excess of .25% of such principal amount on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.
    The Underwriting Agreement provides that the Corporation will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect thereof.
    The Notes are a new issue of securities with no established trading market. The Corporation does not intend to apply for listing of the Notes on a national securities exchange. The Corporation has been advised by the Underwriters that they may make a market in the Notes. The Underwriters, however, are not obligated to make a market in the Notes and may discontinue any market making at any time without notice. The Corporation cannot provide any assurance that a secondary market for the Notes will develop.
    NationsBanc Capital Markets, Inc. ("NCMI") is a direct, wholly owned subsidiary of NationsBank. Under Schedule E to the By-Laws ("Schedule E") of the NASD, when an NASD member, such as NCMI, participates in the distribution of an affiliated company's securities, the offering must be conducted in accordance with the applicable provisions of Schedule E. NationsBank is considered to be an "affiliate" (as such term is defined in Schedule E) of NCMI. The offer and sale of any Notes by NCMI will comply with the requirements of Schedule E regarding the underwriting of securities of affiliates and with any restrictions that may be imposed on NCMI by the Board of Governors of the Federal Reserve System. In addition, under Schedule E, no NASD member participating in offers and sales of the Notes may execute a transaction in the Notes in a discretionary account without the specific prior written approval of the member's customer.
    This Prospectus Supplement and related Prospectus also may be used by (i) NCMI in acting as a principal in market making transactions or in acting as an agent and (ii) other direct or indirect wholly owned subsidiaries of NationsBank acting in an agency capacity in connection with offers and sales related to secondary market transactions in the Notes. Any such sales will be made at prices related to prevailing market prices at the time of sale.
    Each of the Underwriters provides or has provided investment banking services to NationsBank from time to time in the ordinary course of business.
                                      S-9

PROSPECTUS
                           NATIONSBANK(Register mark)
                                DEBT SECURITIES
     NationsBank Corporation ("NationsBank" or the "Corporation") may offer from time to time its unsecured debt securities, which may be either senior (the "Senior Debt Securities") or subordinated (the "Subordinated Debt Securities" and, together with the Senior Debt Securities, the "Debt Securities"). NationsBank may sell up to $3,000,000,000 in aggregate initial offering price of Debt Securities (or the U.S. dollar equivalent thereof if any of the Debt Securities are denominated in a foreign currency or currency unit), which may be offered, separately or together, in one or more series, in amounts, at prices and on terms to be determined at the time of sale and set forth in an accompanying supplement to this Prospectus (a "Prospectus Supplement"). Pursuant to the terms of the Registration Statement of which this Prospectus constitutes a part, NationsBank may also offer and sell shares of its preferred stock (the "Preferred Stock"), which may be represented by depositary shares (the "Depositary Shares"), and shares of its common stock (the "Common Stock"). Any such Preferred Stock, Depositary Shares or Common Stock will be offered and issued pursuant to the terms of a separate Prospectus contained in such Registration Statement. The aggregate amount of Debt Securities that may be offered and sold pursuant hereto is subject to reduction as the result of the sale of any Preferred Stock, Depositary Shares or Common Stock pursuant to such separate Prospectus.
     The Senior Debt Securities will rank equally with all other unsubordinated and unsecured indebtedness of the Corporation. The Subordinated Debt Securities will be subordinate in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Corporation.
     The Debt Securities may be denominated in U.S. dollars or in another currency or currency unit (such as the European Currency Unit), and the principal of (and premium, if any, on) or interest on the Debt Securities may be payable in U.S. dollars or such foreign currency or currency unit. The specific terms of each series of Debt Securities offered pursuant to this Prospectus, including the specific designation, aggregate principal amount, currency or currency unit in which the principal and any premium or interest may be payable, authorized denominations, maturity, any premium, any interest rate (which may be fixed or variable), any interest payment dates, any optional or mandatory redemption terms, any sinking fund provisions, any subordination terms, any terms for conversion, the form of such series, any applicable United States Federal tax considerations, any securities exchange on which such Debt Securities may be listed, and any other terms of such series of Debt Securities will be set forth in the Prospectus Supplement relating to such series.
     The Debt Securities may be sold (i) through underwriting syndicates represented by managing underwriters, or by underwriters without a syndicate, with such underwriters to be designated at the time of sale; (ii) through agents designated from time to time; or (iii) directly by the Corporation. The names of any underwriters or agents of NationsBank involved in the sale of the Debt Securities, the public offering price or purchase price and any applicable commissions or discounts will be set forth in the applicable Prospectus Supplement or a pricing supplement thereto. The net proceeds to the Corporation from such sale also will be set forth in such Prospectus Supplement.
     This Prospectus may not be used to consummate sales of Debt Securities unless accompanied by a Prospectus Supplement.
THESE SECURITIES ARE NOT SAVINGS ACCOUNTS OR BANK DEPOSITS, ARE NOT
   OBLIGATIONS OF OR GUARANTEED BY ANY BANKING OR NONBANKING AFFILIATE OF
     NATIONSBANK, AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE
       CORPORATION (THE "FDIC") OR ANY OTHER GOVERNMENT AGENCY, AND
        INVOLVE INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION, THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH
     CAROLINA (THE "COMMISSIONER") OR ANY STATE SECURITIES COMMISSION NOR
       HAS THE SECURITIES AND EXCHANGE COMMISSION, THE COMMISSIONER OR
        ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
          ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
            CONTRARY IS A CRIMINAL OFFENSE.
               The date of this Prospectus is February 24, 1995.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The following documents, previously filed by the Corporation with the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), are incorporated herein by reference:
          (a) The Corporation's Annual Report on Form 10-K for the year ended December 31, 1993;
          (b) The Corporation's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994, June 30, 1994 and September 30, 1994;
        (c) The Corporation's Current Reports on Form 8-K filed February 24, 1993, as subsequently amended; October 8, 1993, as subsequently amended; August 4, 1994; September 21, 1994; October 3, 1994; December 22, 1994; January 26, 1995; and February 21, 1995; and
          (d) The description of the Corporation's Common Stock contained in its registration statement filed pursuant to Section 12 of the 1934 Act, and any amendment or report filed for the purpose of updating such description, including the Corporation's Current Report on Form 8-K filed on September 21, 1994.
     All reports and any definitive proxy or information statements filed by the Corporation with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.
     THE CORPORATION WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE (OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS). WRITTEN REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO JOHN
E. MACK, SENIOR VICE PRESIDENT AND TREASURER, NATIONSBANK CORPORATION, NATIONSBANK CORPORATE CENTER, CORPORATE TREASURY DIVISION, CHARLOTTE, NORTH CAROLINA 28255. TELEPHONE REQUESTS MAY BE DIRECTED TO (704) 386-5972.
                             AVAILABLE INFORMATION
     NationsBank is subject to the informational requirements of the 1934 Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the following public reference facilities maintained by the Commission: 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, 13th Floor, New York, New York 10048; and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, upon payment of prescribed rates. In addition, reports, proxy statements and other information concerning NationsBank may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 and at the offices of The Pacific Stock Exchange, Incorporated, 301 Pine Street, San Francisco, California 94104.
                                       2

                            NATIONSBANK CORPORATION
GENERAL
     NationsBank is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"), with its principal assets being the stock of its banking and non-banking subsidiaries. Through its banking subsidiaries (the "Banks") and its various non-banking subsidiaries, NationsBank provides banking and banking-related services, primarily throughout the Southeast and Mid-Atlantic States and Texas. The principal executive offices of NationsBank are located at NationsBank Corporate Center, Charlotte, North Carolina 28255. Its telephone number is (704) 386-5000.
OPERATIONS
     NationsBank provides a diversified range of banking and certain non-banking financial services to its customers through the General Bank, the Institutional Group and the Financial Services unit. The General Bank provides comprehensive service in the commercial and retail banking fields, including Trust and Private Banking operations, the origination and servicing of home mortgage loans, the issuance and servicing of credit cards and certain insurance services. The General Bank also offers full service brokerage services and discount brokerage services for its customers through subsidiaries of NationsBank.
     The Institutional Group provides to domestic and international customers comprehensive corporate banking and investment banking services, including loan syndication, treasury management, and leasing; underwriting, trading or distributing a wide range of securities (including bank-eligible securities and, to a limited extent, bank-ineligible securities as authorized by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under
Section 20 of the Glass-Steagall Act); options, futures, forwards and swaps on certain interest rate and commodity products, and spot and forward foreign exchange contracts. The Institutional Group provides its services through various domestic offices as well as offices located in London, Frankfurt, Singapore, Mexico City, Grand Cayman, Nassau, Tokyo, and Osaka.
     NationsBank currently has banking operations in the following jurisdictions (with the approximate number of banking offices as of December 31, 1994 in parentheses): District of Columbia (34); Florida (392); Georgia (197); Kentucky
(4); Maryland (236); North Carolina (233); South Carolina (177); Tennessee
(104); Texas (281); and Virginia (246). NationsBank also has a banking subsidiary in Delaware that issues and services credit cards. In addition to the banking offices located in the above states, the various Banks have loan production offices located in New York City, Chicago, Los Angeles, Denver and Birmingham. The Banks also provide fully automated, 24-hour cash dispensing and depositing services throughout the states in which they are located, through approximately 2,100 automated teller machines.
     The Financial Services unit consists of NationsCredit Corporation, a consumer finance subsidiary, and Greyrock Capital Group Inc. (formerly named Nations Financial Capital Corporation), a commercial finance subsidiary. NationsCredit Corporation provides consumer and retail loan programs and also offers inventory financing to manufacturers, importers and distributors; it has approximately 240 offices located in 32 states. Greyrock Capital Group Inc. meets the specialized capitalization, leasing, debt restructuring and acquisition needs of small to large corporations; it also provides consumer loans secured by automobiles and real estate.
     As part of its operations, NationsBank regularly evaluates its lines of business and from time to time may increase, decrease or terminate any of its activities as the result of such evaluations. In particular, the Corporation regularly evaluates the potential acquisition of, and holds discussions with, various financial institutions and other businesses of a type eligible for bank holding company investment. In addition, NationsBank regularly analyzes the values of, and submits bids for, the acquisition of customer-based funds and other liabilities and assets of such financial institutions and other businesses. As a general rule, NationsBank publicly announces such material acquisitions when a definitive agreement has been reached.
                                       3

                           SUPERVISION AND REGULATION
GENERAL
     As a registered bank holding company, NationsBank is subject to the supervision of, and to regular inspection by, the Federal Reserve Board. The Banks are organized as national banking associations, which are subject to regulation, supervision and examination by the Office of the Comptroller of the Currency (the "Comptroller"). The Banks are also subject to regulation by the FDIC and other federal regulatory agencies. In addition to banking laws, regulations and regulatory agencies, NationsBank and its subsidiaries and affiliates are subject to various other laws and regulations and supervision and examination by other regulatory agencies, all of which directly or indirectly affect the operations and management of NationsBank and its ability to make distributions. The following discussion summarizes certain aspects of those laws and regulations that affect NationsBank.
     Under the BHCA, the activities of NationsBank, and those of companies which it controls or in which it holds more than 5% of the voting stock, are limited to banking or managing or controlling banks or furnishing services to or performing services for its subsidiaries, or any other activity which the Federal Reserve Board determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making such determinations, the Federal Reserve Board is required to consider whether the performance of such activities by a bank holding company or its subsidiaries can reasonably be expected to produce benefits to the public such as greater convenience, increased competition or gains in efficiency that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. Generally, bank holding companies, such as NationsBank, are required to obtain prior approval of the Federal Reserve Board to engage in any new activity not previously approved by the Federal Reserve Board or to acquire more than 5% of any class of voting stock of any company.
     The BHCA also requires bank holding companies to obtain the prior approval of the Federal Reserve Board before acquiring more than 5% of any class of voting stock of any bank which is not already majority-owned by the bank holding company. Pursuant to the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking and Branching Act"), a bank holding company will be able to acquire banks in states other than its home state beginning September 29, 1995. Until such provisions are effective, interstate acquisitions by bank holding companies will be subject to current Federal law, which provides that no application to acquire shares of a bank located outside of North Carolina (the state in which the operations of the Banks were principally conducted on the date the Corporation became subject to the BHCA) may be approved by the Federal Reserve Board unless such acquisition is specifically authorized by the laws of the state in which the bank whose shares are to be acquired is located.
     The Interstate Banking and Branching Act also authorizes banks to merge across state lines, thereby creating interstate branches, beginning June 1, 1997. Under such legislation, each state has the opportunity either to "opt out" of this provision, thereby prohibiting interstate branching in such states, or to "opt in" at an earlier time, thereby allowing interstate branching within that state prior to June 1, 1997. Furthermore, pursuant to such Act, a bank is now able to open new branches in a state in which it does not already have banking operations, if the laws of such state permit such DE NOVO branching.
     As previously described, NationsBank regularly evaluates merger and acquisition opportunities, and it anticipates that it will continue to evaluate such opportunities in light of the new legislation.
     Proposals to change the laws and regulations governing the banking industry are frequently introduced in Congress, in the state legislatures and before the various bank regulatory agencies. The likelihood and timing of any such changes and the impact such changes might have on NationsBank and its subsidiaries, however, cannot be determined at this time.
CAPITAL AND OPERATIONAL REQUIREMENTS
     The Federal Reserve Board, the Comptroller and the FDIC have issued substantially similar risk-based and leverage capital guidelines applicable to United States banking organizations. In addition, those regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels, whether because of its financial condition or actual or anticipated growth.
                                       4

     The Federal Reserve Board risk-based guidelines define a two-tier capital framework. Tier 1 capital consists of common and qualifying preferred shareholders' equity, less certain intangibles and other adjustments. Tier 2 capital consists of subordinated and other qualifying debt, and the allowance for credit losses up to 1.25 percent of risk-weighted assets. The sum of Tier 1 and Tier 2 capital less investments in unconsolidated subsidiaries represents qualifying total capital, at least 50 percent of which must consist of Tier 1 capital. Risk-based capital ratios are calculated by dividing Tier 1 and total capital by risk-weighted assets. Assets and off-balance sheet exposures are assigned to one of four categories of risk-weights, based primarily on relative credit risk. The minimum Tier 1 capital ratio is 4 percent and the minimum total capital ratio is 8 percent. The Corporation's Tier 1 and total risk-based capital ratios under these guidelines at December 31, 1994 were 7.43 percent and
11.47 percent, respectively.
     The leverage ratio is determined by dividing Tier 1 capital by adjusted total assets. Although the stated minimum ratio is 3 percent, most banking organizations are required to maintain ratios of at least 100 to 200 basis points above 3 percent. The Corporation's leverage ratio at December 31, 1994 was 6.18 percent. Management believes that NationsBank meets its leverage ratio requirement.
     The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), among other things, identifies five capital categories for insured depository institutions (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) and requires the respective Federal regulatory agencies to implement systems for "prompt corrective action" for insured depository institutions that do not meet minimum capital requirements within such categories. FDICIA imposes progressively more restrictive constraints on operations, management and capital distributions, depending on the category in which an institution is classified. Failure to meet the capital guidelines could also subject a banking institution to capital raising requirements. An "undercapitalized" bank must develop a capital restoration plan and its parent holding company must guarantee that bank's compliance with the plan. The liability of the parent holding company under any such guarantee is limited to the lesser of 5% of the bank's assets at the time it became "undercapitalized" or the amount needed to comply with the plan. Furthermore, in the event of the bankruptcy of the parent holding company, such guarantee would take priority over the parent's general unsecured creditors. In addition, pursuant to FDICIA, the various regulatory agencies have prescribed certain non-capital standards for safety and soundness relating generally to operations and management, asset quality and executive compensation and permits regulatory action against a financial institution that does not meet such standards.
     The various regulatory agencies have adopted substantially similar regulations that define the five capital categories identified by FDICIA, using the total risk-based capital, Tier 1 risk-based capital and leverage capital ratios as the relevant capital measures. Such regulations establish various degrees of corrective action to be taken when an institution is considered undercapitalized. Under the regulations, a "well capitalized" institution must have a Tier 1 capital ratio of at least 6 percent, a total capital ratio of at least 10 percent and a leverage ratio of at least 5 percent and not be subject to a capital directive order. An "adequately capitalized" institution must have a Tier 1 capital ratio of at least 4 percent, a total capital ratio of at least 8 percent and a leverage ratio of at least 4 percent, or 3 percent in some cases. Under these guidelines, each of the Banks is considered adequately or well capitalized.
     Banking agencies have recently adopted final regulations which mandate that regulators take into consideration concentrations of credit risk and risks from non-traditional activities, as well as an institution's ability to manage those risks, when determining the adequacy of an institution's capital. That evaluation will be made as a part of the institution's regular safety and soundness examination. Banking agencies also have proposed amendments to existing risk-based capital regulations to provide for the consideration of interest rate risk (when the interest rate sensitivity of an institution's assets does not match the sensitivity of its liabilities or its off-balance-sheet position) in the determination of a bank's minimum capital requirements. Those proposals, while still under consideration, would require banks with interest rate risk in excess of defined thresholds to maintain additional capital beyond that generally required.
DISTRIBUTIONS
     The Corporation's funds for cash distributions to its shareholders are derived from a variety of sources, including cash and temporary investments. The primary source of such funds, however, is dividends received
                                       5
from its banking subsidiaries. The amount of dividends that each Bank may declare in a calendar year without approval of the Comptroller is the Bank's net profits for that year, as defined by statute, combined with its net retained profits, as defined, for the preceding two years. In addition, from time to time NationsBank applies for, and may receive, permission from the Comptroller for one or more of the Banks to declare special dividends. In 1995, the Banks can initiate dividend payments, without prior regulatory approval, of up to $1.0 billion plus an additional amount equal to their net profits for 1995 up to the date of any such dividend declaration.
     In addition to the foregoing, the ability of NationsBank and the Banks to pay dividends may be affected by the various minimum capital requirements and the capital and non-capital standards established under FDICIA as described above. Furthermore, the Comptroller may prohibit the payment of a dividend by a national bank if it determines that such payment would constitute an unsafe or unsound practice. The right of NationsBank, its shareholders and its creditors to participate in any distribution of the assets or earnings of its subsidiaries is further subject to the prior claims of creditors of the respective subsidiaries.
SOURCE OF STRENGTH
     According to Federal Reserve Board policy, bank holding companies are expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each such subsidiary. This support may be required at times when a bank holding company may not be able to provide such support. In the event of a loss suffered or anticipated by the FDIC -- either as a result of default of a banking or thrift subsidiary of NationsBank or related to FDIC assistance provided to a subsidiary in danger of default -- the other banking subsidiaries of NationsBank may be assessed for the FDIC's loss, subject to certain exceptions.
                                USE OF PROCEEDS
     The net proceeds from the sale of the Debt Securities will be used for general corporate purposes, including the Corporation's working capital needs, the funding of investments in, or extensions of credit to, its banking and nonbanking subsidiaries, possible acquisitions of other financial institutions or their assets or liabilities, possible acquisitions of or investments in other businesses of a type eligible for bank holding companies and possible reduction of outstanding indebtedness or repurchase of outstanding equity securities of the Corporation. Pending such use, the Corporation may temporarily invest the net proceeds in investment grade securities. The Corporation may, from time to time, engage in additional capital financings of a character and in amounts to be determined by the Corporation in light of its needs at such time or times and in light of prevailing market conditions. If the Corporation elects at the time of issuance of Debt Securities to make different or more specific use of proceeds other than that set forth herein, such use will be described in the applicable Prospectus Supplement.
                      RATIOS OF EARNINGS TO FIXED CHARGES
     The following are the consolidated ratios of earnings to fixed charges for the nine months ended September 30, 1994 and for each of the years in the five-year period ended December 31, 1993:

                                                             NINE MONTHS
                                                                ENDED                              YEAR ENDED
                                                            SEPTEMBER 30,                         DECEMBER 31,
                                                                1994              1993    1992    1991 (1)    1990    1989 (2)
Ratio of Earnings to Fixed Charges:
  Excluding interest on deposits.........................        1.9              2.3     2.4        1.1      1.3        1.7
  Including interest on deposits.........................        1.5              1.5     1.4        1.0      1.1        1.2

(1) Ratios include the 1991 restructuring expense of $330 million recorded in connection with the merger of a subsidiary of the Corporation into C&S/Sovran Corporation, effective December 31, 1991. On a pro forma basis, excluding the 1991 restructuring expense of $330 million, the Ratio of Earnings to Fixed Charges excluding interest on deposits was 1.3, and the Ratio of Earnings to Fixed Charges including interest on deposits was 1.1.
(2) Includes the interest of the FDIC in the earnings of NationsBank of Texas, National Association.
                                       6

     For purposes of computing the consolidated ratios, earnings represent net income of the Corporation plus applicable income taxes and fixed charges, less capitalized interest and the equity in undistributed earnings of unconsolidated subsidiaries and associated companies. Fixed charges represent interest expense (exclusive of interest on deposits in one case and inclusive of such interest in the other), capitalized interest, amortization of debt discount and appropriate issuance costs and one-third (the amount deemed to represent an appropriate interest factor) of net rent expense under all lease commitments.
                              PLAN OF DISTRIBUTION
     The Corporation may offer and sell the Debt Securities in one or more of the following ways: (i) through underwriters or dealers; (ii) through agents; or
(iii) directly by the Corporation to one or more purchasers. Such underwriters, dealers or agents may be affiliates of NationsBank. The Prospectus Supplement with respect to a particular offering of a series of Debt Securities will set forth the terms of the offering of such Debt Securities, including the name or names of any underwriters or agents with whom NationsBank has entered into arrangements with respect to the sale of such Debt Securities, the public offering or purchase price of such Debt Securities and the proceeds to the Corporation from such sales, and any underwriting discounts, agency fees or commissions and other items constituting underwriters' compensation, the initial public offering price, any discounts or concessions to be allowed or reallowed or paid to dealers and the securities exchange, if any, on which such Debt Securities may be listed.
     If underwriters are used in the offer and sale of Debt Securities, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Debt Securities may be offered to the public either through underwriting syndicates represented by managing underwriters, or by underwriters without a syndicate, all of which underwriters in either case will be designated in the applicable Prospectus Supplement. Unless otherwise set forth in the applicable Prospectus Supplement, under the terms of the underwriting agreement, the obligations of the underwriters to purchase Debt Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Debt Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.
     Debt Securities may be offered and sold directly by the Corporation or through agents designated by the Corporation from time to time. Any agent involved in the offer or sale of the Debt Securities with respect to which this Prospectus is delivered will be named in, and any commissions payable by the Corporation to such agent will be set forth in or calculable from, the applicable Prospectus Supplement or a pricing supplement thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best-efforts basis for the period of its appointment.
     If so indicated in the applicable Prospectus Supplement, the Corporation may authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase Debt Securities from the Corporation at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts ("Delayed Delivery Contracts") providing for payment and delivery on the date or dates stated in the Prospectus Supplement. Each Delayed Delivery Contract will be for an amount of Debt Securities not less than and, unless the Corporation otherwise agrees, the aggregate amount of Debt Securities sold pursuant to Delayed Delivery Contracts shall be not more than the respective minimum and maximum amounts stated in the Prospectus Supplement. Institutions with which Delayed Delivery Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies and educational and charitable institutions, but shall in all cases be subject to the approval of the Corporation in its sole discretion. The obligations of the purchaser under any Delayed Delivery Contract to pay for and take delivery of Debt Securities will not be subject to any conditions except that (i) the purchase of Debt Securities by such institution shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such institution is subject; and (ii) any related sale of Debt Securities to underwriters shall have occurred. A commission set forth in the Prospectus Supplement will be paid to underwriters soliciting purchases of Debt Securities pursuant to Delayed Delivery Contracts accepted by the Corporation. The underwriters will not have any responsibility in respect of the validity or performance of Delayed Delivery Contracts.
                                       7

     Any series of Debt Securities offered and sold pursuant to this Prospectus and the applicable Prospectus Supplement will be new issues of securities with no established trading market. Any underwriters to whom Debt Securities are sold by the Corporation for public offering and sale may make a market in such Debt Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Debt Securities.
     Any underwriter, dealer or agent participating in the distribution of any Debt Securities may be deemed to be an underwriter, as that term is defined in the Securities Act of 1933, as amended (the "1933 Act"), of the Debt Securities so offered and sold, and any discounts or commissions received by them from NationsBank and any profit realized by them on the sale or resale of the Debt Securities may be deemed to be underwriting discounts and commissions under the 1933 Act.
     Under agreements entered into with the Corporation, underwriters, dealers and agents may be entitled to indemnification by the Corporation against certain civil liabilities, including liabilities under the 1933 Act, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof.
     The participation of an affiliate or subsidiary of NationsBank in the offer and sale of the Debt Securities will comply with the requirements of Schedule E to the By-laws of the National Association of Securities Dealers, Inc. (the "NASD") regarding the participation in a distribution of securities by an affiliate. No NASD member participating in offers and sales of the Debt Securities will execute a transaction in the Debt Securities in a discretionary account without the prior written specific approval of the member's customer.
     This Prospectus and related Prospectus Supplements also may be used by direct or indirect wholly owned subsidiaries of NationsBank in connection with offers and sales related to secondary market transactions in the Debt Securities. Such subsidiaries may act as principal or agent in such transactions. Any such sales will be made at prices related to prevailing market prices at the time of sale.
     Underwriters, dealers and agents also may be customers of, engage in transactions with, or perform other services for the Corporation in the ordinary course of business.
                         DESCRIPTION OF DEBT SECURITIES
     THE FOLLOWING DESCRIPTION OF THE TERMS OF THE DEBT SECURITIES SETS FORTH CERTAIN GENERAL TERMS AND PROVISIONS OF THE DEBT SECURITIES TO WHICH ANY PROSPECTUS SUPPLEMENT MAY RELATE. THE PARTICULAR TERMS OF THE DEBT SECURITIES OFFERED BY ANY PROSPECTUS SUPPLEMENT AND THE EXTENT, IF ANY, TO WHICH SUCH GENERAL PROVISIONS MAY APPLY TO THE DEBT SECURITIES SO OFFERED WILL BE DESCRIBED IN THE PROSPECTUS SUPPLEMENT RELATING TO SUCH DEBT SECURITIES.
     Any Senior Debt Securities offered hereby are to be issued under an Indenture dated as of January 1, 1995 (such Indenture, as it may be amended from time to time, the "Senior Indenture") between the Corporation and BankAmerica National Trust Company, Trustee (the "Senior Trustee"). Any Subordinated Debt Securities offered hereby are to be issued under an Indenture dated as of January 1, 1995 (such Indenture, as it may be amended from time to time, the "Subordinated Indenture") between the Corporation and The Bank of New York, Trustee (the "Subordinated Trustee" and, together with the Senior Trustee, the "Trustees"). A copy of each of the Senior Indenture and the Subordinated Indenture (each, an "Indenture" and together, the "Indentures") is included as an exhibit to the Registration Statement of which this Prospectus forms a part.
     The following summaries of certain provisions of the Indentures do not purport to be complete and are subject to and qualified in their entirety by reference to the provisions of the applicable Indentures. Whenever particular sections or defined terms of the Indentures are referred to, it is intended that such sections or defined items shall be incorporated herein by reference. Unless otherwise indicated, capitalized terms shall have the meanings ascribed to them in the Indentures.
GENERAL
     The respective Indentures provide that there is no limitation on the amount of debt securities that may be issued thereunder from time to time. The amount of Debt Securities that may be offered and sold pursuant to this Prospectus, however, is limited to the aggregate initial offering price of the securities registered under the
                                       8

Registration Statement of which this Prospectus forms a part, subject to reduction as the result of the sale by the Corporation of other securities under the Registration Statement.
     The Debt Securities will be direct, unsecured obligations of the Corporation. The Senior Debt Securities of each series will rank equally with all unsecured senior debt of the Corporation. The Subordinated Debt Securities of each series will be subordinate and junior in right of payment to the prior payment in full of the Senior Indebtedness (as hereinafter defined) of the Corporation. See "DESCRIPTION OF DEBT SECURITIES -- Subordination."
     The Debt Securities may be issued in fully registered form without coupons ("Registered Securities") or in bearer form with or without coupons ("Bearer Securities"). In addition, all or a portion of the Debt Securities may be issued in temporary or permanent global form ("Global Securities"). Unless otherwise specified in an applicable Prospectus Supplement, the Debt Securities will be only Registered Securities. If any Debt Securities are to be offered as Bearer Securities, such Bearer Securities, subject to certain exceptions, will not be offered or sold to persons who are in the United States or to United States persons. See "DESCRIPTION OF DEBT SECURITIES -- Limitations on Issuance of Bearer Securities." Debt Securities that are issued in book-entry form will be issued in global registered form. See "DESCRIPTION OF DEBT
SECURITIES -- Book-Entry Securities." Unless otherwise set forth in the applicable Prospectus Supplement, the Debt Securities denominated in U.S. dollars will be issued in denominations of (i) $1,000 or an integral multiple thereof for Registered Securities and (ii) $5,000 for Bearer Securities.
     The Debt Securities may be denominated in U.S. dollars or in another currency or currency unit. If any of the Debt Securities are denominated in a foreign currency or currency unit, or if principal of (or premium, if any on) or any interest on any of the Debt Securities is payable in any foreign currency or currency unit, the authorized denominations, restrictions, tax consequences, specific terms and other information with respect to such issue of Debt Securities and such foreign currency or currency unit will be set forth in the Prospectus Supplement relating thereto.
     The Debt Securities may be issued in one or more series with the same or various maturities. Certain Debt Securities may be issued which provide for an amount less than the principal amount thereof to be due and payable in the event of an acceleration of the maturity thereof (each an "Original Issue Discount Security"). Original Issue Discount Securities may bear no interest or may bear interest at a rate which at the time of issuance is below market rates and will be sold at a discount (which may be substantial) below their stated principal amount. Certain Original Issue Discount Securities may be issued with original issue discount for United States Federal income tax purposes. The Prospectus Supplement with respect to any series of Debt Securities issued with such original issue discount will contain a discussion of Federal income tax considerations with respect thereto.
     The particular terms of each series of Debt Securities to be offered and sold will be described in the Prospectus Supplement with respect to such Debt Securities, including: (1) the designation of the particular series; (2) the aggregate principal amount of such series which may be authenticated and delivered under the applicable Indenture; (3) whether Debt Securities of the series are to be issuable as Registered Securities, Bearer Securities (with or without coupons) or both, whether any Debt Securities of the series are to be issuable initially in temporary global form with or without coupons and, if so, the name of the depositary with respect to any such temporary global Debt Security, and whether any Debt Securities of the series are to be issuable in permanent global form with or without coupons and, if so, whether beneficial owners of interests in any such permanent global Debt Security may exchange such interests for Debt Securities of such series and of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur, if other than in the manner provided herein, and the name of the depositary with respect to any such permanent global Debt Security; (4) the date as of which any Bearer Securities of such series and any temporary Debt Security in global form representing outstanding Debt Securities of such series shall be dated, if other than the date of original issuance of the first Debt Securities of the series to be issued; (5) the person to whom any interest on any Registered Security of the series shall be payable, if other than the person in whose name that Debt Security (or one or more predecessor Debt Securities) is registered at the close of business on the regular record date for such interest, the manner in which, or the person to whom, any interest on any Bearer Security of the series shall be payable, if otherwise than upon presentation and surrender of the coupons appertaining thereto as they severally mature, the extent to which, or the manner in which, any interest
                                       9
payable on a temporary global Debt Security on an interest payment date will be paid if other than in the manner provided herein, and the extent to which, or the manner in which, any interest payable on a permanent global Debt Security on an interest payment date will be paid; (6) the date or dates on which the principal of the Debt Securities of such series is payable; (7) the rate or rates, and if applicable the method used to determine the rate, at which the Debt Securities of such series shall bear interest, if any, the date or dates from which such interest shall accrue, the date or dates on which such interest shall be payable and the record date or dates for the interest payable on any Registered Securities on any interest payment date; (8) the place or places at which, subject to the provisions of the applicable Indenture, the principal of (and premium, if any, on) and any interest on Debt Securities of such series shall be payable, any Registered Securities of the series may be surrendered for registration of transfer, Debt Securities of the series may be surrendered for exchange and notices and demands to or upon the Corporation in respect of the Debt Securities of the series and the Indenture may be served; (9) the obligation, if any, of the Corporation to redeem or purchase Debt Securities of such series, at the option of the Corporation or at the option of a holder thereof, pursuant to any sinking fund or other redemption provisions and the period or periods within which, the price or prices at which and the terms and conditions upon which Debt Securities of the series may be so redeemed or purchased, in whole or in part; (10) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which any Registered Securities of such series shall be issuable, and the denomination or denominations in which any Bearer Securities of the series shall be issuable, if other than denominations of $5,000; (11) if other than the principal amount thereof, the portion of the principal amount of Debt Securities of such series which shall be payable upon declaration of acceleration of the maturity thereof;
(12) the currency, currencies or currency units, in which payment of the principal of (and premium, if any, on) and any interest on any Debt Securities of the series shall be payable if other than the currency of the United States of America and the manner of determining the equivalent thereof in the currency of the United States of America for purposes of the applicable Indenture; (13) if the principal of (and premium, if any, on) or any interest on the Debt Securities of the series are to be payable, at the election of the Corporation or a holder thereof, in one or more currencies or currency units, other than that or those in which the Debt Securities are stated to be payable, the currency or currencies in which payment of the principal of (and premium, if any, on) and any interest on Debt Securities of such series as to which such election is made shall be payable, and the periods within which and the terms and conditions upon which such election is to be made; (14) if the amount of payments of principal of (and premium, if any, on) or any interest on the Debt Securities of the series may be determined with reference to an index, the manner in which such amounts shall be determined; (15) whether the Debt Securities will be issued in book-entry only form; (16) any interest rate calculation agents, exchange rate calculation agents or other agents with respect to Debt Securities of such series; (17) if either or both of Section
14.02 (defeasance) or Section 14.03 (covenant defeasance) of the applicable Indenture do not apply to the Debt Securities of the series; (18) whether and under what circumstances the Corporation will pay additional amounts in respect of any series of Debt Securities and whether the Corporation has the option to redeem such Debt Securities rather than pay such additional amounts; (19) any provisions relating to the extension of maturity of, or the renewal of, Debt Securities of such series, or the conversion of Debt Securities of such series into other securities of the Corporation; and (20) any other terms of the Debt Securities of such series (which terms shall not be inconsistent with the provisions of the applicable Indenture).
     The ability of NationsBank to make payments of principal of and premium, if any, and interest on the Debt Securities may be affected by the ability of the Banks to pay dividends. The ability of the Banks, as well as of the Corporation, to pay dividends in the future currently is, and could be further, influenced by bank regulatory requirements and capital guidelines. See "SUPERVISION AND REGULATION."
     Neither the Senior Indenture nor the Subordinated Indenture contains provisions that would provide protection to holders of Debt Securities against a decline in credit quality resulting from takeovers, recapitalizations, the incurrence of additional indebtedness or similar restructurings by the Corporation. If credit quality declines as a result of such an event, or otherwise, the ratings of any Debt Securities then outstanding may be withdrawn or downgraded.
EXCHANGE, REGISTRATION AND TRANSFER
     At the option of the holder, subject to the terms of the applicable Indenture, Registered Securities of any series (other than Registered Securities issued in book-entry form) will be exchangeable for other Registered
                                       10

Securities of the same series and of an equal aggregate principal amount and tenor of any authorized denominations. In addition, if Debt Securities of any series are issuable as both Registered Securities and Bearer Securities, at the option of the holder, and subject to the terms of the applicable Indenture, Bearer Securities (with all unmatured coupons, except as provided below, and with all matured coupons in default) of such series will be exchangeable for Registered Securities of the same series and of a like aggregate principal amount and tenor of any authorized denominations. Bearer Securities with coupons appertaining thereto surrendered in exchange for Registered Securities on any record date and before the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to the holder of such coupon when due in accordance with the terms of the applicable Indenture. Unless otherwise provided in an applicable Prospectus Supplement, Registered Securities, including Registered Securities received in exchange for Bearer Securities, may not be exchanged by a holder for Bearer Securities. For a discussion of restrictions on the exchange of any portion of a temporary global Debt Security for Bearer Securities, see "DESCRIPTION OF DEBT SECURITIES -- Temporary Global Securities" and " -- Limitations on Issuance of Bearer Securities."
     Debt Securities may be presented for exchange as provided above, and Registered Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed), at the office of the Security Registrar or at the office of any transfer agent of the Corporation designated and maintained for such purpose with respect to Debt Securities of a series pursuant to the terms of the applicable Indenture, as referred to in an applicable Prospectus Supplement. Such transfer or exchange will be effected upon the Security Registrar or transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. No service charge shall be made for any exchange or registration of transfer of Debt Securities, but the Corporation may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith. Bearer Securities will be transferable by delivery.
     If a Prospectus Supplement refers to any transfer agents (in addition to the Security Registrar) designated by the Corporation with respect to any series of Debt Securities, the Corporation may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that if Debt Securities of a series are issuable solely as Registered Securities, the Corporation will be required to maintain a transfer agent in each place of payment for such series, and if Debt Securities of a series are issuable as Bearer Securities, the Corporation will be required to maintain (in addition to the Security Registrar) a transfer agent in a place of payment for such series located outside the United States and its possessions. The Corporation may at any time designate additional transfer agents with respect to any series of Debt Securities.
     The Corporation shall not be required to (i) issue, exchange, or register the transfer of any Debt Security of any series to be redeemed for a period of 15 days next preceding any selection of such Debt Securities to be redeemed; or
(ii) to exchange or register the transfer of any Registered Security so selected, called or being called for redemption, except the unredeemed portion of any Registered Security being redeemed in part; or (iii) exchange any Bearer Security so selected for redemption, except to exchange such Bearer Security for a Registered Security of that series and like tenor which is immediately surrendered for redemption.
     For a discussion of restrictions on the exchange, registration and transfer of Book-Entry Securities, see "DESCRIPTION OF DEBT SECURITIES -- Book-Entry Securities."
PAYMENT AND PAYING AGENTS
     Unless otherwise indicated in an applicable Prospectus Supplement, principal of (and premium, if any, on) and any interest on Registered Securities will be payable, subject to any applicable laws and regulations, at the offices of such paying agents as the Corporation may designate from time to time pursuant to the applicable Indenture, except that, at the option of the Corporation, payment of any interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the Security Register. Unless otherwise indicated in an applicable Prospectus Supplement, payment of interest on a Registered Security on any interest payment date generally will be made to the person in whose name such Registered Security is registered at the close of business on the regular record date for such interest payment date.
                                       11

     Unless otherwise indicated in an applicable Prospectus Supplement, principal of (and premium, if any, on) and any interest on Bearer Securities will be payable, subject to any applicable laws and regulations, at the offices of such paying agents outside the United States and its possessions as the Corporation may designate from time to time, pursuant to the applicable Indenture, or, at the option of the Corporation, by check mailed to an address located, or by transfer to an account maintained by the payee with a financial institution located, outside the United States and its possessions. Unless otherwise indicated in an applicable Prospectus Supplement, payment of interest on a Bearer Security on any interest payment date will be made only against surrender to the paying agent of the coupon relating to such interest payment date. No payment with respect to any Bearer Security will be made at any office or agency of the Corporation in the United States or its possessions or by check mailed to any address in the United States or its possessions or by transfer to any account maintained with a financial institution located in the United States or its possessions. Notwithstanding the foregoing, payments of principal of (and premium, if any, on) and any interest on Bearer Securities denominated and payable in U.S. dollars will be made at the office of the Corporation's paying agent in the Borough of Manhattan, The City of New York (or such other places in the United States as the Corporation shall designate from time to time), if (but only if) payment of the full amount thereof in U.S. dollars at all offices or agencies outside the United States and its possessions is illegal or effectively precluded by exchange controls or other similar restrictions.
     If Debt Securities of a series are issuable solely as Registered Securities, the Corporation will be required to maintain a paying agent in each place of payment for such series, and if Debt Securities of a series are issuable as Bearer Securities, the Corporation will be required to maintain (i) a paying agent in the Borough of Manhattan, The City of New York (or such other places in the United States as the Corporation may designate from time to time), for payments with respect to any Registered Securities of the series (and for payments with respect to Bearer Securities of the series in the circumstances described above, but not otherwise) and (ii) a paying agent in a place of payment located outside the United States and its possessions where Debt Securities of such series and any coupons relating thereto may be presented and surrendered for payment; PROVIDED, HOWEVER, that if the Debt Securities of such series are listed on The International Stock Exchange of the United Kingdom and the Republic of Ireland, Limited (the "London Stock Exchange"), the Luxembourg Stock Exchange or any other stock exchange located outside the United States and its possessions and such stock exchange shall so require, the Corporation will maintain a paying agent in London, Luxembourg or any other required city located outside the United States and its possessions, as the case may be, for the Debt Securities of such series.
     Unless otherwise indicated in an applicable Prospectus Supplement, the Corporate Trust Office of NationsBank of Georgia, National Association, in Atlanta, Georgia, will be designated as paying agent for the Corporation for payments with respect to Registered Securities of each series. Subject to the limitations described above, with respect to Debt Securities of a series issuable as Bearer Securities, the principal corporate trust offices of the Senior Trustee in the Borough of Manhattan, The City of New York, will be designated as paying agent for the Corporation with respect to Senior Debt Securities of each series, and the principal corporate trust offices of the Subordinated Trustee in the Borough of Manhattan, The City of New York, will be designated as paying agent for the Corporation with respect to Subordinated Debt Securities of each series. Any paying agents outside the United States and its possessions and any other paying agents in the United States or its possessions initially designated by the Corporation for the Debt Securities of each series will be named in an applicable Prospectus Supplement. The Corporation may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts. BOOK-ENTRY SECURITIES
     If so specified in an applicable Prospectus Supplement, all or any portion of the Debt Securities of a series issuable as Registered Securities may be issued in book-entry form represented by one or more global Debt Securities in registered form ("Book-Entry Global Securities") to be deposited with, or on behalf of a depositary (a "Book-Entry Depositary") identified in the Prospectus Supplement relating to such series, for credit to the respective accounts of the beneficial owners of such Debt Securities (or to such other accounts as they may direct). The specific terms of the depositary arrangement with respect to any such series of Debt Securities will be described in the Prospectus Supplement relating to such series. Unless otherwise specified in the applicable
                                       12

Prospectus Supplement, the Corporation anticipates that the following provisions will apply to all depositary arrangements with a Book-Entry Depositary.
     Unless otherwise specified in an applicable Prospectus Supplement, Debt Securities which are to be issued in book-entry form will be represented by a Book-Entry Global Security registered in the name of the Book-Entry Depositary or its nominee. Upon the issuance of a Book-Entry Global Security, the
Book-Entry Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Book-Entry Global Security to the accounts of institutions that have accounts with such depositary or its nominee ("participants"). The accounts to be credited shall be designated by the underwriters or agents of such Debt Securities or by the Corporation, if such Debt Securities are offered and sold directly by the Corporation. Ownership of beneficial interests in such
Book-Entry Global Security will be limited to participants or persons that may hold interests through participants. Ownership of a beneficial interest in such a Book-Entry Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Book-Entry Depositary or its nominee (with respect to participants' interests) for such Book-Entry Global Security or by participants or persons that hold through participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Book-Entry Global Security.
     So long as the Book-Entry Depositary for a Book-Entry Global Security, or its nominee, is the registered owner of such Book-Entry Global Security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Book-Entry Global Security for all purposes under the Indenture governing such Debt Securities. Except as set forth below, owners of beneficial interests in such Book-Entry Global Security will not be entitled to have Debt Securities of the series represented by such Book-Entry Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Book-Entry Global Security must rely on the procedures of the Book-Entry Depositary and, if such person is not a participant, on the procedures of the participant and, if applicable, the indirect participant, through which such person owns its interest, to exercise any rights of a holder under the Indenture.
     Payment of principal of (and premium, if any on) and any interest on Debt Securities registered in the name of or held by a Book-Entry Depositary or its nominee will be made to the Book-Entry Depositary or its nominee, as the case may be, as the registered owner or the holder of the Book-Entry Global Security representing such Debt Securities. None of the Corporation, the Trustee, any paying agent, any authenticating agent or the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Book-Entry Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.
     The Corporation expects that the Book-Entry Depositary for Debt Securities of a series, upon receipt of any payment of principal of (and premium, if any
on) or interest on the Debt Securities represented by such Book-Entry Global Security, will credit immediately participants' accounts with payments in amounts proportionate to their respective holdings in principal amount of beneficial interest in such Book-Entry Global Security as shown on the records of such Book-Entry Depositary. The Corporation also expects that payments by participants to owners of beneficial interests in such Book-Entry Global
Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name."
Such payments will be the responsibility of such participants.
     Unless and until it is exchanged in whole for one or more Debt Securities in definitive form, a Book-Entry Global Security may not be transferred except as a whole by the Book-Entry Depositary for such Book-Entry Global Security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. If a
Book-Entry Depositary for Debt Securities in registered form is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Corporation within 90 days, the Corporation will issue Debt Securities in definitive registered form in exchange for the
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Book-Entry Global Security or Book-Entry Global Securities representing all such
Debt Securities. In addition, the Corporation may at any time and in its sole discretion determine not to have any Debt Securities represented by a Book-Entry Global Security and, in such event, will issue such Debt Securities in definitive registered form in exchange for the Book-Entry Global Security or Book-Entry Global Securities representing all such Debt Securities. In any such instance, an owner of a beneficial interest in a Book-Entry Global Security will be entitled to physical delivery in definitive form of Debt Securities of the series represented by such Book-Entry Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in the name of the owner of such beneficial interest.
TEMPORARY GLOBAL SECURITIES
     If so specified in an applicable Prospectus Supplement, all or any portion of Debt Securities of a series that are issuable as Bearer Securities initially will be represented by one or more Debt Securities in temporary global form, with one or more coupons or without coupons, to be deposited with a common depositary in London for Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System ("Euroclear"), and CEDEL, S.A. ("CEDEL"), for credit to the respective designated accounts for beneficial owners. On and after the date determined as provided in any such temporary global Debt Security and described in an applicable Prospectus Supplement (the "Exchange Date"), each such temporary global Debt Security will be exchanged for definitive Debt Securities, in bearer form, registered form, permanent global bearer form or permanent global registered form, or any combination thereof, as specified in an applicable Prospectus Supplement. Unless otherwise specified in such temporary global Debt Security, no Bearer Security (including a Debt Security in permanent global bearer form) delivered in exchange for any portion of a temporary global Debt Security shall be delivered to any location in the United States or its possessions in connection with such exchange. See "DESCRIPTION OF DEBT SECURITIES -- Limitations on Issuance of Bearer
Securities."
     Unless otherwise specified in an applicable Prospectus Supplement, definitive Debt Securities in respect of any portion of a temporary global Debt Security will only be delivered, and interest in respect of any portion of a temporary global Debt Security payable in respect of an interest payment date occurring prior to the issuance of definitive Debt Securities will only be paid, upon delivery of a certificate signed by Euroclear or CEDEL, as the case may be, with respect to the portion of the temporary global Debt Security held for its account in the form required by the Indenture. Such certificate must be dated no earlier than the Exchange Date or such interest payment date, as the case may be, and must be based on statements provided to Euroclear or CEDEL, as applicable, by its account holders who are beneficial owners of interests in such temporary global Debt Security to the effect that such portion is beneficially owned by (i) a person that is not a United States person, (ii) a United States person that is (A) the foreign branch of a United States financial institution purchasing for its own account or for resale or (B) a United States person who acquired its interest through the foreign branch of a United States financial institution and who holds such interest through such financial institution, provided that in either case (A) or (B) the United States financial institution agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder (the "Treasury Regulations") or (iii) a financial institution holding for purposes of resale during the restricted period (as such period is defined in applicable Treasury Regulations and hereinafter described in "DESCRIPTION OF DEBT SECURITIES -- Limitations on Issuance of Bearer Securities"). In addition, if the beneficial owner is a financial institution described in clause (iii) of the preceding sentence (whether or not also described in clause (i) or (ii)), such financial institution must also have included in its statement a certification that it has not acquired its interest for purposes of resale directly or indirectly to a United States person or to a person within the United States or its possessions. It is expected that each of Euroclear and CEDEL will in such circumstances credit the interest received by it in respect of such temporary global Debt Security to the accounts of the beneficial owners thereof (or to such other accounts as they may direct). Unless otherwise specified in an applicable Prospectus Supplement, interest will not be payable on any temporary global Debt Security in respect of any interest payment date occurring after the applicable Exchange Date.
PERMANENT GLOBAL SECURITIES
     If any Debt Securities of a series are issuable in permanent global form, the applicable Prospectus Supplement will describe the circumstances, if any, under which beneficial owners of interests in any such permanent global Debt Security may exchange such interests for definitive Debt Securities of such series and of like tenor
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and principal amount in any authorized form and denomination. No Bearer Security delivered in exchange for any portion of a permanent global Debt Security shall be mailed or otherwise delivered to any location in the United States or its possessions in connection with such exchange. Principal of (and premium, if any,
on) and any interest on any permanent global Debt Security will be payable in the manner described in the applicable Prospectus Supplement. A person having a beneficial interest in a permanent global Debt Security, except with respect to payment of principal of (and premium, if any, on) and any interest on such permanent global Debt Security, will be treated as a holder of such principal amount of Debt Securities outstanding represented by such permanent global Debt Security as shall be specified in a written statement of the holder of such permanent global Debt Security or, in the case of a permanent global Debt Security in bearer form, of Euroclear or CEDEL, which is produced to the Trustee by such person.
LIMITATIONS ON ISSUANCE OF BEARER SECURITIES
     In compliance with United States Federal tax laws and regulations, Bearer Securities may not be offered or sold during the restricted period (as defined below) in the United States or its possessions or to a United States person
(each as defined below) other than an exempt purchaser (as defined below). Furthermore, in compliance with such Federal tax laws and regulations, Bearer Securities may not be delivered, in connection with the sale thereof during the restricted period, in definitive form within the United States or its possessions, and interest on Bearer Securities will generally be payable only outside of the United States and its possessions.
     The Corporation will not offer or sell the Bearer Securities during the restricted period to a person who is within the United States or its possessions or to a United States person other than an exempt purchaser, and any underwriter, agent and dealer participating in the offering of Bearer Securities must covenant that: (i) it has not and will not offer or sell the Bearer Securities during the restricted period to a person who is within the United States or its possessions or to a United States person other than an exempt purchaser; (ii) it has in effect, in connection with the offer and sale of the Bearer Securities during the restricted period, procedures reasonably designed to ensure that its employees or agents who are directly engaged in selling the Bearer Securities are aware that the Bearer Securities cannot be offered or sold during the restricted period to a person who is within the United States or its possessions or who is a United States person (other than an exempt purchaser);
(iii) it will not permit any affiliate (within the meaning of Section 1.163-5(c)(2)(i)(D)(4)(iii) of the Treasury Regulations) to acquire any Bearer Securities for the purpose of offering or selling it during the restricted period unless such affiliate provides it (for the benefit of the Corporation) with the covenants contained in this paragraph; (iv) it will not deliver any Bearer Securities in connection with the sale thereof during the restricted period, in definitive form within the United States or its possessions; (v) it will not enter into any written contract with another distributor (within the meaning of Section 1.163-5(c)(2)(i)(D)(4) of the Treasury Regulations) to offer or sell the Bearer Securities during the restricted period unless such distributor provides it (for the benefit of the Corporation) with the covenants contained in this paragraph; and (vi) if it is a United States person, it is acquiring the Bearer Securities for purposes of resale in connection with their original issuance and if it retains the Bearer Securities for its own account, it will only do so in accordance with the requirements of Section 1.163-5(c)(2)(i)(D)(6) of the Treasury Regulations.
     For purposes of the selling restrictions described in this section, an offer or sale will be considered to be made to a person who is within the United States or its possessions if the offeror or seller of the Bearer Securities has an address within the United States or its possessions for the offeree or buyer of the Bearer Securities with respect to the offer or sale. Bearer Securities and any coupons appertaining thereto (including Bearer Securities in permanent global form exchangeable for definitive Bearer Securities) will bear a legend to the following effect: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code."
     Under Sections 165(j) and 1287(a) of the Code, a holder that is a United States person generally will not be entitled to deduct any loss on Bearer Securities (including for purposes of this paragraph Bearer Securities in global form exchangeable for definitive Bearer Securities) or coupons (other than
Bearer Securities or coupons having a maturity of one year or less from their dates of issuance) and must treat as ordinary income any gain realized on the sale or other disposition (including a retirement of the Bearer Security) of Bearer Securities or coupons (other than Bearer Securities or coupons having a maturity of one year or less from their date of issue).
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     As used herein, "United States person" means a citizen or resident of the
United States, a corporation, partnership or other entity created or organized in or under the laws of the United States and an estate or trust the income of which is subject to United States federal income taxation regardless of its source; "United States" means the United States of America (including the States and the District of Columbia) and "possessions" of the United States include Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and Northern Mariana Islands; "restricted period" means, with respect to a Bearer Security, the period beginning on the earlier of the closing date or the first date on which the Bearer Security is offered to persons other than distributors and ending on the expiration of the 40-day period beginning on the closing date, except that, notwithstanding the foregoing, any offer or sale of the Bearer Securities by the Corporation or a distributor shall be deemed to be made during the restricted period if the Corporation or the distributor holds the Bearer Security as part of an unsold allotment or subscription; and "exempt purchaser" means (A) an exempt distributor (as defined in Section 1.163-5(c)(2)(i)(D)(7) of the Treasury Regulations) that covenants that it is buying the Bearer Securities for the purpose of resale in connection with the original issuance thereof, and that if it retains the Bearer Securities for its own account, it will do so only in accordance with the requirements of Section 1.163-5(c)(2)(i)(D)(6) of the Treasury Regulations, (B) an international organization described in Section 7701(a)(18) of the Code, (C) a foreign central bank (as defined in Section 895 of the Code and the Treasury Regulations thereunder), (D) a foreign branch of the United States financial institution as described in Section 1.163-5(c)(2)(i)(D)(6)(i) of the Treasury Regulations, and (E) a United States person who acquires the Bearer Securities through the foreign branch of a United States financial institution and who holds the Bearer Securities through such financial institution. Notwithstanding the foregoing, however, (i) a person described in (A) of this paragraph will not be considered an exempt purchaser with respect to offers to a non-United States office of such person; (ii) a person described in (B) or (C) of this paragraph will not be considered an international organization or a foreign central bank, as the case may be, with respect to offers that are not made directly and specifically to such person;
(iii) a person described in (E) of this paragraph will be considered an exempt purchaser only with respect to sales of the Bearer Securities; and (iv) in the case of persons described in (D) or (E) of this paragraph, the financial institution holding the Bearer Securities must provide a certificate to the Corporation or the distributor selling the Bearer Securities stating that it agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Code and the Treasury Regulations thereunder.
SUBORDINATION
     The Subordinated Debt Securities are subordinate and subject, to the extent and in the manner set forth in the Subordinated Indenture, in right of payment to the prior payment in full of all Senior Indebtedness of the Corporation. "Senior Indebtedness" is defined by the Subordinated Indenture as any indebtedness for money borrowed (including all indebtedness of the Corporation for borrowed and purchased money of the Corporation, all obligations of the Corporation arising from off-balance sheet guarantees by the Corporation and direct credit substitutes, and obligations of the Corporation associated with derivative products such as interest and foreign exchange rate contracts and commodity contracts) that is outstanding on the date of execution of the Subordinated Indenture, or is thereafter created, incurred or assumed, for the payment of which the Corporation is at the time of determination responsible or liable as obligor, guarantor or otherwise, and all deferrals, renewals, extensions and refundings of any such indebtedness or obligations, other than the Subordinated Debt Securities or any other indebtedness as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such indebtedness is subordinate in right of payment to any other indebtedness of the Corporation.
     No payment on account of principal of (and premium, if any, on) or interest, if any, on the Subordinated Debt Securities shall be made, and no Subordinated Debt Securities shall be purchased, either directly or indirectly, by the Corporation or any of its subsidiaries, if any default or event of default with respect to any Senior Indebtedness shall have occurred and be continuing and the Corporation and the Subordinated Trustee shall have received written notice thereof from the holders of at least 10 percent in principal amount of any kind or category of any Senior Indebtedness (or the representative or representatives of such holders) or the Subordinated Trustee shall have received written notice thereof from the Corporation.
     In the event that any Subordinated Debt Security is declared due and payable before the date specified therein as the fixed date on which the principal thereof is due and payable pursuant to the Subordinated Indenture, or upon any payment or distribution of assets of the Corporation of any kind or character to creditors
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
upon any dissolution or winding up or total or partial liquidation or reorganization of the Corporation, all principal of (and premium, if any on) and interest due or to become due upon all Senior Indebtedness shall first be paid in full before the holders of the Subordinated Debt Securities (the
"Subordinated Debt Holders"), or the Subordinated Trustee, shall be entitled to retain any assets (other than shares of stock of the Corporation as reorganized or readjusted or securities of the Corporation or any other corporation provided for by a plan of reorganization or readjustment, the payment of which is subordinated, at least to the same extent as the Subordinated Debt Securities, to the payment of all Senior Indebtedness which may at the time be outstanding, provided that the rights of the holders of the Senior Indebtedness are not altered by such reorganization or readjustment) so paid or distributed in respect of the Subordinated Debt Securities (for principal or interest, if any). Upon such dissolution or winding up or liquidation or reorganization, any payment or distribution of assets of the Corporation of any kind or character, whether in cash, property or securities (other than shares of stock of the Corporation as reorganized or readjusted or securities of the Corporation or any other corporation provided for by a plan of reorganization or readjustment, the payment of which is subordinated, at least to the same extent as the
Subordinated Debt Securities, to the payment of all Senior Indebtedness which may at the time be outstanding, provided that the rights of the holders of the Senior Indebtedness are not altered by such reorganization or readjustment), to which the Subordinated Debt Holders or the Subordinated Trustee would be entitled, except for the subordination provisions of the Subordinated Indenture, shall be paid by the Corporation or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other person making such payment or distribution, or by the Subordinated Debt Holders or the Subordinated Trustee if received by them or it, directly to the holders of the Senior Indebtedness (pro rata to each such holder on the basis of the respective amounts of Senior Indebtedness held by such holder) or their representatives, to the extent necessary to pay all Senior Indebtedness in full, after giving effect to any concurrent payment or distribution to or for the holders of Senior Indebtedness, before any payment or distribution is made to the Subordinated Debt Holders or to the Subordinated Trustee.
     Subject to the payment in full of all Senior Indebtedness, the Subordinated Debt Holders shall be subrogated (equally and ratably with the holders of all indebtedness of the Corporation which, by its express terms, ranks on a parity with the Subordinated Debt Securities and is entitled to like rights of subrogation) to the rights of the holders of Senior Indebtedness to receive payments or distributions of assets of the Corporation applicable to the Senior Indebtedness until the Subordinated Debt Securities shall be paid in full.
SALE OR ISSUANCE OF CAPITAL STOCK OF BANKS
     The Senior Indenture prohibits the issuance, sale or other disposition of capital stock, or securities convertible into or options, warrants or rights to acquire capital stock, of any Principal Subsidiary Bank (as defined below) or of any subsidiary which owns shares of capital stock, or securities convertible into or options, warrants or rights to acquire capital stock, of any Principal Subsidiary Bank, with the following exceptions: (a) sales of directors' qualifying shares; (b) sales or other dispositions for fair market value, if, after giving effect to such disposition and to conversion of any shares or securities convertible into capital stock of a Principal Subsidiary Bank, the Corporation would own directly or indirectly not less than 80% of each class of the capital stock of such Principal Subsidiary Bank (or any successor corporation thereto); (c) sales or other dispositions made in compliance with an order of a court or regulatory authority of competent jurisdiction; (d) any sale by a Principal Subsidiary Bank (or any successor corporation thereto) of additional shares of its capital stock to its shareholders at any price, so long as (i) prior to such sale the Corporation owns, directly or indirectly, shares of the same class and (ii) immediately after such sale, the Corporation owns, directly or indirectly, at least as great a percentage of each class of capital stock of such Principal Subsidiary Bank as it owned prior to such sale of additional shares; (e) any sale by a Principal Subsidiary Bank (or any successor corporation thereto) of additional securities convertible into shares of its capital stock to its shareholders at any price, so long as (i) prior to such sale the Corporation owns, directly or indirectly, securities of the same class and (ii) immediately after such sale the Corporation owns, directly or indirectly, at least as great a percentage of each class of such securities convertible into shares of capital stock of such Principal Subsidiary Bank as it owned prior to such sale of additional securities; (f) any sale by a Principal Subsidiary Bank (or any successor corporation thereto) of additional options, warrants or rights to subscribe for or purchase shares of its capital stock to its shareholders at any price, so long as (i) prior to such sale the Corporation owns, directly or indirectly, options, warrants or rights, as the case may be, of the same class and (ii) immediately after such sale, the Corporation owns, directly or indirectly, at least as great a percentage of each class of such options, warrants or rights, as the case may be,
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to subscribe for or purchase shares of capital stock of such Principal
Subsidiary Bank as it owned prior to such sale of additional options, warrants or rights; or (g) any issuance of shares of capital stock, or securities convertible into or options, warrants or rights to subscribe for or purchase shares of capital stock, of a Principal Subsidiary Bank or any subsidiary which owns shares of capital stock, or securities convertible into or options, warrants or rights to acquire capital stock, of any Principal Subsidiary Bank, to the Corporation or a wholly owned subsidiary of the Corporation.
     A Principal Subsidiary Bank is defined in the Senior Indenture as any Subsidiary Bank (other than NationsBank of Delaware, National Association) with total assets equal to more than 10% of the Corporation's total consolidated assets.
WAIVER OF COVENANTS
     Under the terms of either Indenture, compliance with certain covenants or conditions of such Indenture may be waived by the holders of a majority in principal amount of the Debt Securities of all series to be affected thereby and at the time outstanding under that Indenture (including, in the case of holders of Senior Debt Securities, the covenant described above).
MODIFICATION OF THE INDENTURES
     Each Indenture contains provisions permitting the Corporation and the applicable Trustee to modify such Indenture or the rights of the holders of Debt Securities or coupons, if any, thereunder, with the consent of the holders of not less than 66 2/3% in aggregate principal amount of the Debt Securities of all series at the time outstanding under that Indenture and to be affected thereby (voting as one class), except that no such modification shall (a) extend the fixed maturity of, reduce the principal amount or redemption premium, if any, of, or reduce the rate of or extend the time of payment of interest on, any Debt Security without the consent of the holder of each security so affected, or
(b) reduce the aforesaid percentage of Debt Securities, the consent of holders of which is required for any such modification, without the consent of the holders of all Debt Securities then outstanding under that Indenture. Each Indenture also provides that the Corporation and the respective Trustee may, from time to time, execute supplemental indentures in certain limited circumstances without the consent of any holders of outstanding Debt Securities.
     Each Indenture provides that in determining whether the holders of the requisite principal amount of the Debt Securities outstanding have given any request, demand, authorization, direction, notice, consent or waiver thereunder,
(i) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable upon an event of default, and (ii) the principal amount of a Debt Security denominated in a foreign currency or currency unit shall be the U.S. dollar equivalent, determined on the date of original issuance of such Debt Security.
MEETINGS AND ACTION BY SECURITYHOLDERS
     Each Indenture contains provisions for convening meetings of the holders of Debt Securities for certain purposes. A meeting may be called at any time by the Trustee in its discretion and shall be called by the Trustee upon request by the Corporation or the holders of at least 10% in aggregate principal amount of the Debt Securities outstanding of such series, in any case upon notice given in accordance with "Notices" below. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with the applicable Indenture, or such other action taken in accordance with the terms of the applicable Indenture, will be binding on all holders of Debt Securities of that series and the related coupons.
DEFAULTS AND RIGHTS OF ACCELERATION
     An Event of Default is defined in the Subordinated Indenture generally as bankruptcy of the Corporation under Federal bankruptcy laws. An Event of Default is defined in the Senior Indenture generally as (i) the Corporation's failure to pay principal (or premium, if any) when due on any securities of a series, (ii) the Corporation's failure to pay interest on any securities of a series, within 30 days after the same becomes due, (iii) the Corporation's breach of any of its other covenants contained in the Senior Debt Securities or the Senior Indenture, which breach is not cured within 90 days after written notice by the Senior Trustee or by the holders of at
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least 25% in principal amount of the Senior Debt Securities then outstanding under the Senior Indenture and affected thereby, and (iv) certain events involving the bankruptcy, insolvency or liquidation of the Corporation.
     Each Indenture provides that if an Event of Default under the respective Indenture occurs and is continuing, either the respective Trustee or the holders of 25% in principal amount, or, if any such Debt Securities are Original Issue Discount Debt Securities, such lesser amounts as may be described in an applicable Prospectus Supplement, of the Debt Securities then outstanding under that Indenture (or, with respect to an Event of Default under the Senior Indenture due to a default in the payment of principal (or premium, if any) or interest or performance of any other covenant, the outstanding Debt Securities of all series affected by such default) may declare the principal amount of all of such Debt Securities to be due and payable immediately. Payment of principal of the Subordinated Debt Securities may not be accelerated in the case of a default in the payment of principal (or premium, if any) or interest or the performance of any other covenant of the Corporation. Upon certain conditions a declaration of an Event of Default may be annulled and past defaults may be waived by the holders of a majority in principal amount of the Debt Securities then outstanding (or of such series affected, as the case may be).
COLLECTION OF INDEBTEDNESS, ETC.
     Each Indenture also provides that in the event of a failure by the Corporation to make payment of principal of or interest on the Debt Securities (and, in the case of payment of interest, such failure to pay shall have continued for 30 days), the Corporation will, upon demand of the respective Trustee, pay to it, for the benefit of the holders of the Debt Securities and, in the case of any Bearer Securities, the coupons, if any, appertaining thereto, the amount then due and payable on the Debt Securities for principal and interest, with interest on the overdue principal and, to the extent payment of interest shall be legally enforceable, upon overdue installments of interest at the rate borne by the Debt Securities. Each Indenture further provides that if the Corporation fails to pay such amount forthwith upon such demand, the respective Trustee may, among other things, institute a judicial proceeding for the collection thereof. However, each Indenture provides that notwithstanding any other provision of the Indenture, the holder of any Debt Security shall have the right to institute suit for the enforcement of any payment of principal of and interest on such Debt Security on the respective stated maturities expressed in such Debt Security and that such right shall not be impaired without the consent of such holder.
     The holders of a majority in principal amount of the Debt Securities then outstanding under an Indenture shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under that Indenture, provided that the holders shall have offered to the
Trustee reasonable indemnity against expenses and liabilities. Each Indenture requires the annual filing by the Corporation with the respective Trustee of a certificate as to the absence of default and as to compliance with the terms of that Indenture.
NOTICES
     Except as otherwise provided in the applicable indenture, notices to holders of Bearer Securities will be given by publication at least twice in a newspaper of general circulation, and customarily published at least once a day for at least five days in each calendar week, in such city or cities as may be specified in such Debt Securities. Notices to holders of Registered Securities will be given by first-class mail to the addresses of such holders as they appear in the Security Register.
CONCERNING THE TRUSTEES
     The Corporation and the Banks have from time to time maintained deposit accounts and conducted other banking transactions with The Bank of New York and BankAmerica National Trust Company and their affiliated entities in the ordinary course of business. Each of the Trustees also serves as trustee for certain series of the Corporation's outstanding indebtedness under other indentures.
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                                 LEGAL OPINIONS
     The legality of the Debt Securities will be passed upon for the Corporation by Smith Helms Mulliss & Moore, L.L.P., Charlotte, North Carolina, and for the underwriters or agents by Stroock & Stroock & Lavan, New York, New York. As of the date of this Prospectus, certain members of Smith Helms Mulliss & Moore, L.L.P. beneficially own approximately 25,000 shares of the Corporation's Common Stock.
                                    EXPERTS
     The consolidated financial statements of the Corporation incorporated in this Prospectus by reference to the Corporation's Annual Report on Form 10-K for the year ended December 31, 1993, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.
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NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE CORPORATION OR BY THE UNDERWRITERS.
NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE CORPORATION SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
                               TABLE OF CONTENTS

                                                 PAGE
            PROSPECTUS SUPPLEMENT
Description of the Notes......................    S-2
Capitalization................................    S-5
Ratios of Earnings to Fixed Charges...........    S-6
Recent Financial Information..................    S-7
Selected Financial Data.......................    S-8
Underwriting..................................    S-9
                  PROSPECTUS
Incorporation of Certain Documents by
  Reference...................................      2
Available Information.........................      2
NationsBank Corporation.......................      3
Supervision and Regulation....................      4
Use of Proceeds...............................      6
Ratios of Earnings to Fixed Charges...........      6
Plan of Distribution..........................      7
Description of Debt Securities................      8
Legal Opinions................................     20
Experts.......................................     20

                                  $450,000,000
                           NATIONSBANK(Register mark)
                           7 1/4% SUBORDINATED NOTES,
                                    DUE 2025
                             PROSPECTUS SUPPLEMENT
                       NATIONSBANC CAPITAL MARKETS, INC.
                            BEAR, STEARNS & CO. INC.
                                LEHMAN BROTHERS
                              MERRILL LYNCH & CO.
                              MORGAN STANLEY & CO.
                                  INCORPORATED
                                OCTOBER 17, 1995